09011186

2008

ANNUAL

REPORT

CONGAREE BANCSHARES, INC.

CONGAREE BANCSHARES, INC. AND SUBSIDIARY

Consolidated Financial Statements

and

Report of Independent Registered Public Accounting Firm

For the Years Ended December 31, 2008 and 2007

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CONGAREE BANCSHARES, INC. AND SUBSIDIARY

Table of Contents

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To our Shareholders:

It is of no surprise to any of us that the year 2008 has been a challenging one for our economy, specifically in the banking and financial services sector. We have not been immune to that at Congaree State Bank. While the markets we serve continue to be more insulated than that of some parts of our country, we are still facing our share of the results of a rapidly decreasing interest rate environment, declining real estate values, unemployment, and volatility in the stock market. In spite of these challenges, we are focused on maintaining strong credit quality while meeting the needs of our community.

We are also pleased to say that we have increased our market share over the past year. Inside this report, you will find that we have increased our deposit and loan portfolios and our interest and non-interest income, and we ended the year with $132,004,104 in total assets. This represents a 68 percent growth in total assets for the year which resulted in a 69 percent increase in net interest income after provision for loan losses. However, due to current economic conditions, we also had an increase in our provision for loan losses. We ended the year with net loans of $105,858,816 and total deposits of $118,534,560. We credit this to our professional and responsive employees, as well as our customers and shareholders who have continued to be the greatest advocates for our bank.

Our goal remains the same, "To be the Best Community Bank in the Midlands". On behalf of our Board of Directors and management team, we give you our sincerest thanks for your dedicated support, and we look forward to our continued relationship.

E. Daniel Scott
Chairman of the Board

Charlie Lovering
Chief Executive Officer and Chief Financial Officer

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Congaree Bancshares, Inc. and Subsidiary
Cayce, South Carolina

We have audited the accompanying consolidated balance sheets of Congaree Bancshares, Inc. and Subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income (loss), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Congaree Bancshares, Inc. and Subsidiary, as of December 31, 2008 and 2007, and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the 2007 financial statements have been restated to add a valuation allowance for income taxes.

We were not engaged to examine management's assertion about the effectiveness of Congaree Bancshares, Inc. and its Subsidiary's internal control over financial reporting as of December 31, 2008 included in the accompanying Management's Report on Internal Control Over Financial Reporting and, accordingly, we do not express an opinion thereon.

Elliott Davis, LLC

Elliott Davis, LLC
Columbia, South Carolina
March 26, 2009

CONGAREE BANCSHARES, INC. AND SUBSIDIARY

Consolidated Balance Sheets

	December 31, 2008	December 31, 2007
Assets:		
Cash and cash equivalents:		
Cash and due from banks	$ 4,130,319	$ 4,012,721
Federal funds sold	3,494,000	110,000
Total cash and cash equivalents	7,624,319	4,122,721
Securities available-for-sale	13,843,218	14,833,432
Nonmarketable equity securities	435,952	268,244
Loans receivable	107,547,656	55,288,904
Less allowance for loan losses	1,688,840	552,600
Loans, net	105,858,816	54,736,304
Premises, furniture and equipment, net	3,667,099	4,035,931
Accrued interest receivable	472,880	338,183
Other assets	101,820	108,862
Total assets	$ 132,004,104	$ 78,443,677
Liabilities:		
Deposits:		
Noninterest-bearing transaction accounts	$ 11,190,632	$ 4,911,717
Interest-bearing transaction accounts	4,358,995	5,670,104
Savings and money market	24,905,711	24,481,389
Time deposits $100,000 and over	45,288,107	13,686,816
Other time deposits	32,791,115	11,529,784
Total deposits	118,534,560	60,279,810
Federal funds purchased	-	3,658,000
Federal Home Loan Bank advances	3,000,000	-
Securities sold under agreements to repurchase	-	1,395,326
Accrued interest payable	224,434	65,019
Other liabilities	182,011	109,734
Total liabilities	121,941,005	65,507,889
Commitments and contingencies (Notes 14 and 19)		
Shareholders' equity:		
Preferred stock, $.01 par value, 10,000,000 shares authorized; no shares issued and outstanding	-	-
Common stock, $.01 par value, 10,000,000 shares authorized; 1,764,439 shares issued and outstanding at December 31, 2008 and 2007, respectively	17,644	17,644
Capital surplus	17,436,270	17,141,232
Retained deficit	(7,612,931)	(4,309,992)
Accumulated other comprehensive income	222,116	86,904
Total shareholders' equity	10,063,099	12,935,788
Total liabilities and shareholders' equity	$ 132,004,104	$ 78,443,677

The accompanying notes are an integral part of the consolidated financial statements.

CONGAREE BANCSHARES, INC. AND SUBSIDIARY
Consolidated Statements of Operations
For the years ended December 31, 2008 and 2007

	2008	2007
Interest income:		
Loans, including fees	$ 5,562,156	$ 2,153,450
Securities available-for-sale, taxable	758,865	565,520
Federal funds sold	24,196	440,931
Total	6,345,217	3,159,901
Interest expense:		
Time deposits $100,000 and over	1,081,167	337,699
Other deposits	1,905,625	1,162,623
Other borrowings	119,693	66,348
Total	3,106,485	1,566,670
Net interest income	3,238,732	1,593,231
Provision for loan losses	1,391,090	502,600
Net interest income after provision for loan losses	1,847,642	1,090,631
Noninterest income:		
Service charges on deposit accounts	81,517	23,087
Residential mortgage origination fees	102,331	53,580
Gain on sale of securities available-for-sale	71,599	-
Loss on sale of assets	(83,570)	(11,732)
Other than temporary impairment on investment securities	(94,993)	-
Other	65,632	36,835
Total noninterest income	142,516	101,770
Noninterest expenses:		
Salaries and employee benefits	3,137,426	2,286,714
Net occupancy	379,300	254,131
Furniture and equipment	421,964	359,877
Other operating	1,354,407	1,365,430
Total noninterest expense	5,293,097	4,266,152
Loss before income taxes	(3,302,939)	(3,073,751)
Income tax expense	-	414,262
Net loss	$ (3,302,939)	$ (3,488,013)
Loss per share		
Basic loss per share	$ (1.87)	$ (1.98)
Average shares outstanding	1,764,439	1,764,439

The accompanying notes are an integral part of the consolidated financial statements.

CONGAREE BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income (Loss)
For the years ended December 31, 2008 and 2007

	Common Stock		Capital	Retained	Accumulated other compre-hensive income	
	Shares	Amount	surplus	deficit	(loss)	Total
Balance, December 31, 2006	1,764,439	$ 17,644	$ 16,861,718	$ (821,979)	$ (162)	$ 16,057,221
Net loss				(3,488,013)		(3,488,013)
Other comprehensive gain, net of taxes of $44,934					87,066	87,066
Comprehensive loss						(3,400,947)
Stock and warrant compensation expense			279,514			279,514
Balance, December 31, 2007	1,764,439	17,644	17,141,232	(4,309,992)	86,904	12,935,788
Net loss				(3,302,939)		(3,302,939)
Other comprehensive gain, net of taxes of $69,655					135,212	135,212
Comprehensive loss						(3,167,727)
Stock and warrant compensation expense			295,038			295,038
Balance, December 31, 2008	**1,764,439**	**$ 17,644**	**$ 17,436,270**	**$ (7,612,931)**	**$ 222,116**	**$ 10,063,099**

The accompanying notes are an integral part of the consolidated financial statements.

CONGAREE BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows
For the years ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net loss	$ (3,302,939)	$ (3,488,013)
Adjustments to reconcile net loss to net cash used by operating activities:		
Provision for loan losses	1,391,090	502,600
Depreciation and amortization expense	271,210	180,726
Discount accretion and premium amortization	(50,519)	(53,655)
Deferred income tax benefit	-	414,262
Stock and warrant compensation expense	295,038	279,514
Increase in accrued interest receivable	(134,697)	(259,305)
Increase in accrued interest payable	159,415	52,685
Gain from sale of securities available-for-sale	(71,599)	-
Loss on sale of assets	83,570	-
Other than temporary impairment on investment securities	94,993	-
Increase in other assets	(59,737)	(142,003)
Increase in other liabilities	72,277	109,734
Net cash used by operating activities	(1,251,898)	(2,403,455)
Cash flows from investing activities:		
Purchase of nonmarketable equity securities	(262,700)	(268,244)
Proceeds from maturities/calls of securities available-for-sale	2,344,843	4,205,535
Proceeds from sales of securities available-for-sale	2,244,612	-
Purchases of securities available-for-sale	(3,275,134)	(14,638,971)
Net increase in loans receivable	(52,779,202)	(50,293,123)
Purchase of premises, furniture and equipment	(443,386)	(1,978,830)
Proceeds from sales of other real estate and repossessed property	226,165	-
Proceeds from sales of premises, furniture and equipment	496,874	-
Net cash used by investing activities	(51,447,928)	(62,973,633)
Cash flows from financing activities:		
Increase in noninterest-bearing deposits	6,278,915	4,188,643
Increase in interest-bearing deposits	51,975,835	48,082,601
(Decrease) increase in federal funds purchased	(3,658,000)	3,658,000
(Decrease) increase in securities sold under agreements to repurchase	(1,395,326)	1,395,326
Proceeds from Federal Home Loan Bank advances	3,000,000	-
Net cash provided by financing activities	56,201,424	57,324,570
Net increase (decrease) in cash and cash equivalents	3,501,598	(8,052,518)
Cash and cash equivalents, beginning of period	4,122,721	12,175,239
Cash and cash equivalents, end of period	$ 7,624,319	$ 4,122,721

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Congaree Bancshares, Inc. and Subsidiary (the Company) was incorporated to serve as a bank holding company for its subsidiary, Congaree State Bank (the Bank). Congaree State Bank commenced business on October 16, 2006. The principal business activity of the Bank is to provide banking services to domestic markets, principally in West Columbia and Cayce, South Carolina. The Bank is a state-chartered commercial bank, and its deposits are insured by the Federal Deposit Insurance Corporation. The consolidated financial statements include the accounts of the parent company and its wholly-owned subsidiary after elimination of all significant intercompany balances and transactions.

Restatement - The Company has restated its previously filed financial statements to add a valuation allowance in accordance with the rules of SFAS 109, Deferred Income Taxes. The Company believes it is more likely than not that it will not be able to realize all of the tax benefits. The Company has incurred operating losses since inception. The Company received a Comment Letter from the Securities and Exchange Commission in January 2009, and based on their views and the Company's re-evaluation, determined that a valuation allowance on deferred taxes was appropriate at December 31, 2007. These financial statements reflect this revision to income taxes.

Management's Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans, including valuation allowances for impaired loans, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties. Management must also make estimates in determining the estimated useful lives and methods for depreciating premises and equipment.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

Concentrations of Credit Risk - Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in the Lexington County region of South Carolina. The Company's loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. Additionally, Management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, Management monitors exposure to credit risk from concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc.), and loans with high loan-to-value ratios. Management has determined that there is no concentration of credit risk associated with its lending policies or practices. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

The Company's investment portfolio consists principally of obligations of the United States, its agencies or its corporations. In the opinion of Management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - *continued*

Securities Available-for-Sale- Securities available-for-sale are carried at amortized cost and adjusted to estimated market value by recognizing the aggregate unrealized gains or losses in a valuation account. Aggregate market valuation adjustments are recorded in shareholders' equity net of deferred income taxes. Reductions in market value considered by management to be other than temporary are reported as a realized loss and a reduction in the cost basis of the security. The adjusted cost basis of investments available-for-sale is determined by specific identification and is used in computing the gain or loss upon sale.

Nonmarketable Equity Securities - Nonmarketable equity securities include the cost of the Company's investment in the stock of the Federal Home Loan Bank and Silverton Bank. These stocks have no quoted market value and no ready market exists. The Bank's investment in nonmarketable equity securities was $435,952 and $268,244 as of December 31, 2008 and 2007, respectively. The Company evaluated these securities at December 31, 2008 and concluded that the Silverton stock was other than temporarily impaired. Accordingly, an impairment charge of $94,993 was recorded in the statement of operations for the year ended December 31, 2008.

Loans Receivable - Loans are stated at their unpaid principal balance. Interest income is computed using the simple interest method and is recorded in the period earned.

When serious doubt exists as to the collectibility of a loan or when a loan becomes contractually 90 days past due as to principal or interest, interest income is generally discontinued unless the estimated net realizable value of collateral exceeds the principal balance and accrued interest. When interest accruals are discontinued, income earned but not collected is reversed.

Loan origination and commitment fees and certain direct loan origination costs (principally salaries and employee benefits) are deferred and amortized to income over the contractual life of the related loans or commitments, adjusted for prepayments, using the straight-line method.

The Company identifies impaired loans through its normal internal loan review process. Loans on the Company's problem loan watch list are considered potentially impaired loans. These loans are evaluated in determining whether all outstanding principal and interest are expected to be collected. Loans are not considered impaired if a minimal payment delay occurs and all amounts due, including accrued interest at the contractual interest rate for the period of delay, are expected to be collected.

Allowance for Loan Losses - An allowance for loan losses is maintained at a level deemed appropriate by management to provide adequately for known and inherent risks in the loan portfolio. The allowance is based upon a continuing review of past loan loss experience, current economic conditions which may affect the borrowers' ability to pay, and the underlying collateral value of the loans. Loans or portions of loans that are deemed to be uncollectible are charged-off and deducted from the allowance. The provision for loan losses and recoveries on loans previously charged-off are added to the allowance.

The Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This standard requires that all lenders value loans at the loan's fair value if it is probable that the lender will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate. SFAS No. 114 was amended by SFAS No. 118 to allow a lender to use existing methods for recognizing interest income on an impaired loan and by requiring additional disclosures about how a creditor recognizes interest income on an impaired loan.

Under SFAS No. 114, as amended by SFAS No. 118, when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, cash receipts are applied to principal. Once the reported principal balance has been reduced to the loan's estimated net realized value, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off. When this doubt does not exist, cash receipts are applied under the contractual terms of the loan agreement first to interest income then to principal.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - *continued*

Allowance for Loan Losses *(continued)* - A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

Premises, Furniture and Equipment - Premises, furniture and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed by the straight-line method, based on the estimated useful lives for buildings and improvements of 40 years, furniture and equipment of 5 to 10 years and software of 5 years. The cost of assets sold or otherwise disposed of and the related allowance for depreciation are eliminated from the accounts and the resulting gains or losses are reflected in the income statement when incurred. Maintenance and repairs are charged to current expense. The costs of major renewals and improvements are capitalized.

Income Taxes - Income taxes are the sum of amounts currently payable to taxing authorities and the net changes in income taxes payable or refundable in future years. Income taxes deferred to future years are determined utilizing a liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of certain assets and liabilities which are principally the allowance for loan losses, depreciable premises and equipment, and the net operating loss carryforward.

In 2006, the FASB issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes - an Interpretation of SFAS No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, the Company adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have any impact on the Company's consolidated financial position.

Advertising Expense - Advertising and public relations costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expended in the period in which the direct mailings are sent. Advertising expense was $126,099 and $352,213 for the years ended December 31, 2008 and 2007, respectively.

Employee Benefits - The Bank sponsors a defined contribution 401(k) plan covering substantially all full-time employees. Employee contributions are voluntary and can range up to 100% of compensation on a pre-tax basis. The Bank may make discretionary matching contributions with vesting of these employer contributions ratably over the next five year period. During the years ended December 31, 2008 and 2007, the Bank recognized $74,106 and $16,178, respectively, in expenses related to this plan.

Loss Per Share - Basic loss per share represents loss available to shareholders divided by the weighted-average number of common shares outstanding during the period. Dilutive loss per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued. The only potential common share equivalents are those related to stock options and warrants. Stock options and warrants which are anti-dilutive are excluded from the calculation of diluted net income per share.

Stock-Based Compensation - The Company accounts for stock options and warrants under the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment." Compensation expense is recognized as salaries and benefits in the consolidated statement of operations.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - *continued*

Comprehensive Income - Accounting principles generally require that recognized income, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows for the years ended December 31, 2008 and 2007:

	2008	2007
Unrealized gains on securities available-for-sale	$ 133,268	$ 132,000
Reclassification adjustment for gains realized in net income	71,599	-
Net unrealized gains on securities	204,867	132,000
Tax effect	(69,655)	(44,934)
Net-of-tax amount	$ 135,212	$ 87,066

Statement of Cash Flows - For purposes of reporting cash flows in the financial statements, the Company considers certain highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents include amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Interest paid on deposits and other borrowings totaled $2,947,070 and $1,513,985 for the years ended December 31, 2008 and 2007, respectively.

Noncash investing and financing activities include the transfer of loans to other real estate owned and repossessed property of $265,600 and an increase in the unrealized gain on securities available-for-sale of $135,212 during the year ended December 31, 2008. The only noncash activity for the year ended December 31, 2007 was an increase in the unrealized gain on securities available-for-sale of $132,000.

There were no income tax payments during the years ended December 31, 2008 and 2007.

Off-Balance-Sheet Financial Instruments - In the ordinary course of business, the Company enters into off-balance-sheet financial instruments consisting of commitments to extend credit and letters of credit. These financial instruments are recorded in the financial statements when they become payable by the customer.

Recent Accounting Pronouncements - The following is a summary of recent authoritative pronouncements that may affect accounting, reporting, and disclosure of financial information by the Company:

In December 2007, the Financial Accounting Standards Board *("FASB")* issued *Statement of Financial Accounting Standard ("*SFAS*")* No. 141(R), "Business Combinations," ("SFAS 141(R)") which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for acquisitions by the Company taking place on or after January 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end company is required to record and disclose business combinations following existing accounting guidance until January 1, 2009. The Company will assess the impact of SFAS 141(R) if and when a future acquisition occurs.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - *continued*

Recently Issued Accounting Standards *(continued)* - Also, in December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51," ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Before this statement, limited guidance existed for reporting noncontrolling interests (minority interest). As a result, diversity in practice exists. In some cases minority interest is reported as a liability and in others it is reported in the mezzanine section between liabilities and equity. Specifically, SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interests. SFAS 160 was effective for the Company on January 1, 2009. SFAS 160 had no impact on the Company's financial position, results of operations or cash flows.

In February 2008, the FASB issued FASB Staff Position No. 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions," ("FSP 140-3"). This FSP provides guidance on accounting for a transfer of a financial asset and the transferor's repurchase financing of the asset. This FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under SFAS 140. However, if certain criteria are met, the initial transfer and repurchase financing are not evaluated as a linked transaction and are evaluated separately under SFAS 140. FSP 140-3 was effective for the Company on January 1, 2009. The adoption of FSP 140-3 had no impact on the Company's financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities," ("SFAS 161"). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities, thereby improving the transparency of financial reporting. It is intended to enhance the current disclosure framework in SFAS 133 by requiring that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. This disclosure is intended to convey the purpose of derivative use in terms of the risks that the entity is intending to manage. SFAS 161 was effective for the Company on January 1, 2009 and will result in additional disclosures if the Company enters into any material derivative or hedging activities.

In April 2008, the FASB issued FASB Staff Position No. 142-3, "Determination of the Useful Life of Intangible Assets," ("FSP 142-3"). This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142"). The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other U.S. generally accepted accounting principles. This FSP was effective for the Company on January 1, 2009 and had no material impact on the Company's financial position, results of operations or cash flows.

In May, 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles," ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). SFAS 162 is effective November 15, 2008. The FASB has stated that it does not expect SFAS 162 will result in a change in current practice. The application of SFAS 162 had no effect on the Company's financial position, results of operations or cash flows.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - *continued*

Recently Issued Accounting Standards *(continued)* - The FASB issued FASB Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)," ("FSP APB 14-1"). The Staff Position specifies that issuers of convertible debt instruments that may be settled in cash upon conversion should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP APB 14-1 provides guidance for initial and subsequent measurement as well as derecognition provisions. The Staff Position was effective as of January 1, 2009 and had no material effect on the Company's financial position, results of operations or cash flows.

In June, 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities," ("FSP EITF 03-6-1"). The Staff Position provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and must be included in the earnings per share computation. FSP EITF 03-6-1 was effective January 1, 2009 and had no effect on the Company's financial position, results of operations, earnings per share or cash flows.

FSP SFAS 133-1 and FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161," ("FSP SFAS 133-1 and FIN 45-4") was issued September 2008, effective for reporting periods (annual or interim) ending after November 15, 2008. FSP SFAS 133-1 and FIN 45-4 amends SFAS 133 to require the seller of credit derivatives to disclose the nature of the credit derivative, the maximum potential amount of future payments, fair value of the derivative, and the nature of any recourse provisions. Disclosures must be made for entire hybrid instruments that have embedded credit derivatives.

The Staff Position also amends FASB Interpretation No. ("FIN") 45 to require disclosure of the current status of the payment/performance risk of the credit derivative guarantee. If an entity utilizes internal groupings as a basis for the risk, how the groupings are determined must be disclosed as well as how the risk is managed.

The Staff Position encourages that the amendments be applied in periods earlier than the effective date to facilitate comparisons at initial adoption. After initial adoption, comparative disclosures are required only for subsequent periods.

FSP SFAS 133-1 and FIN 45-4 clarifies the effective date of SFAS 161 such that required disclosures should be provided for any reporting period (annual or quarterly interim) beginning after November 15, 2008. The adoption of this Staff Position had no material effect on the Company's financial position, results of operations or cash flows.

The SEC's Office of the Chief Accountant and the staff of the FASB issued press release 2008-234 on September 30, 2008 ("Press Release") to provide clarifications on fair value accounting. The Press Release includes guidance on the use of management's internal assumptions and the use of "market" quotes. It also reiterates the factors in SEC Staff Accounting Bulletin ("SAB") Topic 5M which should be considered when determining other-than-temporary impairment: the length of time and extent to which the market value has been less than cost; financial condition and near-term prospects of the issuer; and the intent and ability of the holder to retain its investment for a period of time sufficient to allow for any anticipated recovery in market value.

On October 10, 2008, the FASB issued FSP SFAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP SFAS 157-3"). This FSP clarifies the application of SFAS No. 157, "Fair Value Measurements" (see Note 20) in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. The FSP is effective upon issuance, including prior periods for which financial statements have not been issued. For the Company, this FSP was effective for the quarter ended September 30, 2008.

The Company considered the guidance in the Press Release and in FSP SFAS 157-3 when conducting its review for other-than-temporary impairment as of December 31, 2008 as discussed in Note 3.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - *continued*

Recently Issued Accounting Standards *(continued)* - FSP SFAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities," ("FSP SFAS 140-4 and FIN 46(R)-8") was issued in December 2008 to require public entities to disclose additional information about transfers of financial assets and to require public enterprises to provide additional disclosures about their involvement with variable interest entities. The FSP also requires certain disclosures for public enterprises that are sponsors and servicers of qualifying special purpose entities. The FSP is effective for the first reporting period ending after December 15, 2008. This FSP had no material impact on the financial position of the Company.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Risks and Uncertainties - In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

Reclassifications - Certain captions and amounts in the 2007 consolidated financial statements were reclassified to conform with the 2008 presentation.

NOTE 2 - CASH AND DUE FROM BANKS

The Company is required to maintain cash balances with its correspondent banks to cover all cash letter transactions. At December 31, 2008 and 2007, the requirement was met by the cash balance in the vault.

NOTE 3 - SECURITIES AVAILABLE-FOR-SALE

The amortized cost and estimated fair values of securities available for sale were:

	Costs	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2008				
Government sponsored enterprises	$ 7,017,105	$ 121,566	$ 4,226	$ 7,134,445
Mortgage-backed securities	6,489,572	220,921	1,720	6,708,773
	$ 13,506,677	$ 342,487	$ 5,946	$ 13,843,218
December 31, 2007				
Government sponsored enterprises	$ 6,788,421	$ 99,821	$ -	$ 6,888,242
Mortgage-backed securities	7,913,338	40,813	8,961	7,945,190
	$ 14,701,759	$ 140,634	$ 8,961	$ 14,833,432

Proceeds from sales of available-for-sale securities during 2008 were $2,244,612. Gross gains of $71,599 were recognized on those sales. There were no sales of available-for-sale securities during 2007. The amortized costs and fair values of investment securities at December 31, 2008, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due within one year	$ -	$ -
Due after one through five years	1,240,775	1,270,151
Due after five through ten years	5,008,084	5,081,447
Due after ten years	768,246	782,847
	7,017,105	7,134,445
Mortgage-backed securities	6,489,572	6,708,773
Total securities	$ 13,506,677	$ 13,843,218

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2008.

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government sponsored enterprises	$ 930,504	$ 4,226	$ -	$ -	$ 930,504	4,226
Mortgage-backed securities	646,496	1,720	-	-	646,496	1,720
	$ 1,577,000	$ 5,946	$	$	$ 1,577,000	$ 5,946

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007.

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government sponsored enterprises	$ -	$ -	$ -	$ -	$ -	$ -
Mortgage-backed securities	3,768,784	8,961	-	-	3,768,784	8,961
	$ 3,768,784	$ 8,961	$ -	$ -	$ 3,768,784	$ 8,961

NOTE 3 - INVESTMENT SECURITIES - *continued*

Securities classified as available-for-sale are recorded at fair market value. There were no securities in a continuous loss position for more than twelve months at December 31, 2008 or 2007.

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts' reports. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other than temporary.

At December 31, 2008, securities with an amortized cost of $6,584,134 and an estimated fair value of $6,753,584 were pledged to secure public deposits and to secure the borrowings as required by law from the FHLB.

NOTE 4 - LOANS RECEIVABLE

Major classifications of loans receivable at December 31 are summarized as follows:

	2008	2007
Real estate - mortgage	$ 75,599,845	$ 37,934,192
Real estate - construction	17,150,969	8,188,004
Commercial and industrial	11,870,971	7,505,415
Consumer and other	2,925,871	1,661,293
Total gross loans	$ 107,547,656	$ 55,288,904

Transactions in the allowance for loan losses during 2008 and 2007 are summarized below:

	2008	2007
Balance, beginning of year	$ 552,600	$ 50,000
Provision charged to operations	1,391,090	502,600
Loans charged-off	(254,850)	-
Balance, end of year	$ 1,688,840	$ 552,600

At December 31, 2008 nonaccrual loans totaled $294,596. There were no loans past due 90 days or more as to principal or interest and still accruing interest at December 31, 2008. There were no nonaccrual or impaired loans at December 31, 2007, and no accruing loans which were contractually past due 90 days or more as to principal or interest payments. At December 31, 2008 impaired loans totaled $421,542. Every impaired loan had a specified reserve with the total reserve for impaired loans at December 31, 2008 totaling $310,804. The average recorded investment in impaired loans was $121,195 for the year ended December 31, 2008. Generally, a loan will be placed on nonaccrual status when it becomes 90 days past due as to principal or interest, or when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of the loan is doubtful. A payment of interest on a loan that is classified as nonaccrual will be recognized as income when received.

NOTE 5 - PREMISES, FURNITURE AND EQUIPMENT

Premises, furniture and equipment consisted of the following:

	December 31,	
	2008	2007
Land	$ 1,015,000	$ 1,090,000
Building and improvements	1,860,994	1,633,383
Furniture and equipment	1,101,286	938,650
Automobiles	138,982	138,982
Construction in progress	-	430,097
Total	4,116,262	4,231,112
Less, accumulated depreciation	449,163	195,181
Premises, furniture and equipment, net	$ 3,667,099	$ 4,035,931

Depreciation and amortization expense for the years ended December 31, 2008 and 2007 amounted to $271,210 and $180,726, respectively.

NOTE 6 - DEPOSITS

At December 31, 2008, the scheduled maturities of certificates of deposit were as follows:

Maturing In:	Amount
2009	$ 72,744,765
2010	4,116,664
2011	1,096,134
2012	99,000
2013	22,659
Total	$ 78,079,222

NOTE 7 - FHLB ADVANCES

Advances outstanding at December 31, 2008 consisted of:

Interest Basis	Current Rate	Maturity	Outstanding Balance
Fixed	2.62%	February 25, 2013	$ 3,000,000

There were no advances outstanding at December 31, 2007.

NOTE 8 - SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE

The Bank entered into sales of securities under agreements to repurchase. These obligations to repurchase securities sold are reflected as liabilities in the consolidated balance sheets. The dollar amounts of securities underlying the agreements are book entry securities. Government-sponsored enterprises and mortgage-backed securities with a book value of $3,215,849 and a fair value of $3,171,758 at December 31, 2007 are used as collateral for the agreements. There were no securities sold under repurchase agreements at December 31, 2008.

NOTE 9 - STOCK COMPENSATION PLAN

Under the terms of employment agreements with the Chief Executive Officer (CEO) and President, Chief Business Development Officer and Chief Financial Officer (CFO), stock options were granted to each as part of their compensation and benefits package. Under these agreements, the CEO and President was granted 79,399 stock options, the Chief Business Development Officer 61,755 options and the CFO 44,110 options. These options vest over five years. The options have an exercise price of $10.00 per share and terminate ten years after the date of grant.

The Company also established the 2007 Stock Incentive Plan (the Plan) which provides for the granting of options to employees of the Company. The Company granted 1,000 options during 2008. These options vest over three years. The options have an exercise price of $10.00 per share and terminate ten years after the grant date.

The Company recognized $168,913 and $153,389 of stock-based employee compensation expense during 2008 and 2007, respectively, associated with its stock option grants. The Company is recognizing the compensation expense for stock option grants with graded vesting schedules on a straight-line basis over the requisite service period of the award as permitted by SFAS No. 123(R). As of December 31, 2008, there was $433,279 of unrecognized compensation cost related to stock option grants. The cost is expected to be recognized over a weighted average period of 1.90 years.

The weighted average grant-date fair value of each option granted during 2008 was $3.97. The fair value for each option is estimated on the date of grant using the Black-Scholes Model. The following weighted average assumptions were used for grants:

	2008	2007
Dividend yield	0.00%	0.00%
Expected volatility	30.00%	17.89%
Risk-free interest rate	3.65%	3.53% - 4.93%
Expected term	7 years	7 years

A summary of the activity under the stock option plan for the year ended December 31, 2008 follows:

	Shares	Weighted Average Exercise Price
Outstanding, beginning of the period	231,636	$ 10.00
Granted during the period	1,000	10.00
Exercised during the period	-	-
Forfeited during the period	(7,000)	10.00
Outstanding, end of the period	**225,636**	**$ 10.00**
Options exercisable at year end	**86,980**	**$ 10.00**

The weighted average contractual life of the options outstanding as of December 31, 2008 is 7.91 years. There was no aggregate intrinsic value of options outstanding or exercisable at December 31, 2008 and 2007. The total fair value of shares vested during the years ended December 31, 2008 and 2007 was $165,255 and $124,128, respectively.

A summary of the status of the Company's nonvested shares as of December 31, 2008 is presented below:

	Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2008	194,583	$ 3.34
Granted	1,000	3.97
Forfeited	(7,000)	3.32
Vested	(49,926)	3.31
Nonvested at December 31, 2008	**138,657**	**$ 3.32**

NOTE 10 - STOCK WARRANTS

The organizers of the Company received stock warrants giving them the right to purchase one share of common stock for every share they purchased in the initial offering of the Company's common stock up to 10,000 shares at a price of $10 per share. The warrants vest over three years and expire on October 16, 2016. Warrants held by directors of the Company will expire 90 days after the director ceases to be a director or officer of the Bank (365 days if due to death or disability).

At December 31, 2008 and 2007, 86,667 and 43,333 of the warrants were exercisable.

In calculating the expense for warrants, the fair value of warrants is estimated as of the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield of 0 percent based on the Company's expectation of dividend payouts; expected volatility of 9.77 percent based on peer group data; risk-free interest rate of 4.76 percent based on the grant date and expected term of the options and expected life of 3 years based on factors such as the vesting period and the option's contractual term. Total compensation expense related to warrants was $126,125 for the years ended December 31, 2008 and 2007, respectively.

NOTE 11 - INCOME TAXES

Income tax expense is summarized as follows:

	Years ended December 31, 2008	2007
Current portion		
Federal	$ -	$ -
State	-	(469)
Total current	-	(469)
Deferred income taxes	-	414,731
Income tax benefit	$ -	$ (414,262)

The gross amounts of deferred tax assets and deferred tax liabilities are as follows:

	Years ended December 31, 2008	2007
Deferred tax assets:		
Allowance for loan losses	$ 465,729	$ 119,873
Net operating loss carryforward	1,827,447	1,081,789
Organization and start-up costs	251,718	271,794
Other	76,151	35,503
Deferred tax assets	2,621,045	1,508,959
Valuation allowance	(2,425,623)	(1,396,970)
Net deferred tax assets	195,422	111,989
Deferred tax liabilities:		
Unrealized gain on securities available for sale	114,426	44,851
Accumulated depreciation	81,867	24,695
Prepaid expenses	37,720	38,611
Loan origination costs	75,835	48,683
Total deferred tax liabilities	309,848	156,840
Net deferred tax asset (liability)	$ (114,426)	$ (44,851)

Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. As of December 31, 2008, in consideration of the lack of an established earnings history, management has provided a valuation allowance of 100% to reflect its net realizable value.

NOTE 11 - INCOME TAXES - *continued*

The Company has a net operating loss for income tax purposes of $5,329,224 and $3,157,618 as of December 31, 2008 and 2007, respectively. This net operating loss begins to expire in the year 2026.

A reconciliation of the income tax provision and the amount computed by applying the federal statutory rate of 34% to income before income taxes follows:

	2008	2007
Tax expense (benefit) at statutory rate	$ (1,122,999)	$ (1,045,075)
Stock compensation expense	100,313	95,035
Change in valuation allowance	1,028,653	1,396,970
Other	(5,967)	(32,668)
Income tax expense	$ -	$ 414,262

The Company had analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with FIN 48.

NOTE 12 - RELATED PARTY TRANSACTIONS

Certain parties (principally certain directors and executive officers of the Company, their immediate families and business interests) were loan customers of and had other transactions in the normal course of business with the Company. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The following table summarizes the Bank's related party loan activity for the years ended December 31, 2008 and 2007:

	2008	2007
Balance, January 1	$ 3,030,076	$ -
Disbursements	(1,015,178)	3,342,670
Repayments	1,196,313	(312,594)
Balance, December 31	$ 3,211,211	$ 3,030,076

Deposits by directors, including their affiliates and executive officers, at December 31, 2008 and 2007 were approximately $2,054,031 and $5,124,428, respectively.

On December 31, 2008, the Company sold land and a building for $500,000 to an LLC in which one director of the Company is a member. The Company concurrently entered into an agreement to lease the property back for a fifteen year initial term with the option of two consecutive renewal terms of five years each. The lease payments due for 2009 total $50,000 and will increase by two percent each year thereafter.

NOTE 13 - LEASES

The Company has entered into an agreement to lease an office facility under a noncancellable operating lease agreement expiring in 2023. The Company may, at its option, extend the lease of its office facility at 2023 Sunset Boulevard in West Columbia, South Carolina, for two additional five year periods. The Company also entered into a lease agreement for an office located on Devine Street for a thirty-six month period. As described in Note 12, the Company entered into a sale leaseback for a fifteen year initial term with the option of three consecutive renewal terms of five years each. Minimum rental commitments as of December 31, 2008 are as follows:

2009	$ 182,457
2010	179,960
2011	164,568
2012	167,859
2013	171,212
Thereafter	1,698,786
Total	$ 2,564,842

The leases have various renewal options and require increased rentals under cost of living escalation clauses. Rental expenses charged to occupancy and equipment expense in 2008 and 2007 were $134,840 and $55,938, respectively.

NOTE 14 - COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and lawsuits which arise primarily in the ordinary course of business. Management is not aware of any legal proceedings which would have a material adverse effect on the financial position or operating results of the Company.

NOTE 15 - LOSS PER SHARE

Basic loss per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding. Diluted loss per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. There were no dilutive common share equivalents outstanding during 2008 and 2007 due to the net loss; therefore, basic loss per share and diluted loss per share were the same.

	2008	2007
Net loss per share - basic computation:		
Net loss to common shareholders	$ (3,302,939)	$ (3,488,013)
Average common shares outstanding - basic	$ 1,764,439	$ 1,764,439
Basic loss per share	$ (1.87)	$ (1.98)

NOTE 16 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct adverse material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

The Bank is also required to maintain capital at a minimum level based on total assets, which is known as the leverage ratio. Only the strongest banks are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.

As of December 31, 2008, management believes it is categorized as adequately-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events that management believes have changed the Bank's category.

NOTE 16 - REGULATORY MATTERS - *continued*

The following table summarizes the capital amounts and ratios of the Bank and the regulatory minimum requirements at December 31:

(Dollars in thousands)	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2008						
Total capital (to risk-weighted assets)	$ 8,878	8.37%	$ 8,485	8.00%	$ 10,607	10.00%
Tier 1 capital (to risk-weighted assets)	7,548	7.12%	4,240	4.00%	6,361	6.00%
Tier 1 capital (to average assets)	7,548	5.95%	5,074	4.00%	6,343	5.00%
December 31, 2007						
Total capital (to risk-weighted assets)	$ 10,225	15.74%	$ 4,192	8.00%	$ 5,240	10.00%
Tier 1 capital (to risk-weighted assets)	9,672	14.89%	2,096	4.00%	3,144	6.00%
Tier 1 capital (to average assets)	9,672	14.38%	2,690	4.00%	3,362	5.00%

As discussed in Note 22, on January 9, 2008, the Company received $3,285,000 in funds from the Capital Purchase Program subsequent to December 31, 2008. The Company invested $3,000,000 in the Bank which bolstered the Bank's capital ratios. The Bank is considered to be well capitalized subsequent to this transaction.

NOTE 17 - UNUSED LINES OF CREDIT

As of December 31, 2008, the Company had unused lines of credit to purchase federal funds from unrelated banks totaling $ 9,300,000. These lines of credit are available on a one to thirty day basis for general corporate purposes. As of December 31, 2008 and 2007, the Company had borrowed $0 and $3,658,000, respectively on these lines.

At December 31, 2008, the Bank had the ability to borrow an additional $10,170,000 from the FHLB secured by investment securities. FHLB has approved borrowings up to 10% of the Bank's total assets less advances outstanding. The borrowings are available by pledging collateral and purchasing additional stock in the FHLB.

NOTE 18 - RESTRICTIONS ON DIVIDENDS, LOANS, OR ADVANCES

The ability of the Company to pay cash dividends to shareholders is dependent upon receiving cash in the form of dividends from its banking subsidiary. However, certain restrictions exist regarding the ability of the subsidiary to transfer funds in the form of cash dividends to the Company. State chartered banks are authorized to pay cash dividends up to 100% of net income in any calendar year without obtaining the prior approval of the State Board of Financial Institutions or the Commissioner of Banking provided that the Bank received a composite rating of one or two at the last examination conducted by the State or Federal regulatory authority. Otherwise, the Bank must file an income and expense report and obtain the specific approval of the State Board.

Under Federal Reserve Board regulations, the amount of loans or advances from the banking subsidiary to the parent company are also restricted.

NOTE 19 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit, interest rate, and liquidity risk. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

NOTE 19 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK - *continued*

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, negotiable instruments, inventory, property, plant and equipment, and real estate. Commitments to extend credit, including unused lines of credit, amounted to $ 23,284,400 and $20,034,340 at December 31, 2008 and 2007, respectively.

Standby letters of credit represent an obligation of the Company to a third party contingent upon the failure of the Company's customer to perform under the terms of an underlying contract with the third party or obligates the Company to guarantee or stand as surety for the benefit of the third party. The underlying contract may entail either financial or nonfinancial obligations and may involve such things as the shipment of goods, performance of a contract, or repayment of an obligation. Under the terms of a standby letter, generally drafts will be drawn only when the underlying event fails to occur as intended. The Company can seek recovery of the amounts paid from the borrower. The majority of these standby letters of credit are unsecured. Commitments under standby letters of credit are usually for one year or less. At December 31, 2008 and 2007, the Company has recorded no liability for the current carrying amount of the obligation to perform as a guarantor; as such amounts are not considered material. The Company had standby letters of credit outstanding of $110,000 and $0 at December 31, 2008 and 2007, respectively.

The Company originates certain fixed rate residential loans and commits these loans for sale. The commitments to originate fixed rate residential loans and the sales commitments are freestanding derivative instruments. The fair value of these commitments was not significant at December 31, 2008 and 2007.

NOTE 20 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Cash and Due from Banks - The carrying amount is a reasonable estimate of fair value.

Federal Funds Sold - Federal funds sold are for a term of one day, and the carrying amount approximates the fair value.

Investment Securities - The fair values of securities available-for-sale equal the carrying amounts, which are the quoted market prices. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities. The carrying value of nonmarketable equity securities approximates the fair value since no ready market exists for the stocks.

Loans Receivable - For certain categories of loans, such as variable rate loans which are repriced frequently and have no significant change in credit risk, fair values are based on the carrying amounts. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits - The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date. The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

Federal Funds Purchased - Federal funds purchased are for a term of one day, and the carrying amount approximates the fair value.

NOTE 20 - FAIR VALUE OF FINANCIAL INSTRUMENTS- *continued*

Securities Sold Under Agreements to Repurchase - These repurchase agreements have variable rates that reprice on a continuous basis. Due to the minor change in interest rates, management estimates the carrying value to be a reasonable estimate of fair value.

FHLB Advances - For disclosure purposes, the fair value of the FHLB fixed rate borrowing is estimated using discounted cash flows, based on the current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest Receivable and Payable - The carrying value of these instruments is a reasonable estimate of fair value.

Off-Balance-Sheet Financial Instruments - In the ordinary course of business, the Company enters into off-balance-sheet financial instruments consisting of commitments to extend credit and letters of credit. Because these commitments are made using variable rates and have short maturities, the carrying value and the fair value are immaterial for disclosure.

The carrying values and estimated fair values of the Company's financial instruments are as follows:

	December 31, 2008		December 31, 2007	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:				
Cash and due from banks	$ 4,130,319	$ 4,130,319	$ 4,012,721	$ 4,012,721
Federal funds sold	3,494,000	3,494,000	110,000	110,000
Securities available-for-sale	13,843,218	13,843,218	14,833,432	14,833,432
Nonmarketable equity securities	435,952	435,952	268,244	268,244
Loans receivable, net	105,858,816	106,069,160	54,736,304	54,987,400
Accrued interest receivable	472,880	472,880	338,183	338,183
Financial Liabilities:				
Demand deposit, interest-bearing transaction, and savings accounts	40,455,338	40,455,338	35,063,210	35,063,210
Certificates of deposit and other time deposits	78,079,222	78,662,000	25,216,600	24,733,000
Federal funds purchased	-	-	3,658,000	3,658,000
Federal Home Loan Bank advances	3,000,000	3,104,207	-	-
Securities sold under agreements to repurchase	-	-	1,395,326	1,395,326
Accrued interest payable	224,434	224,434	65,019	65,019
	Notional Amount	**Estimated Fair Value**	**Notional Amount**	**Estimated Fair Value**
Off-Balance Sheet Financial Instruments:				
Commitments to extend credit	$ 23,284,400	$ -	$ 20,034,340	$ -

The Company adopted Statement No. 157 at the beginning of the 2008 fiscal year. Statement No. 157 applies to all assets and liabilities that are being measured and reported on a fair value basis. Statement No. 157 requires new disclosure that establishes a framework for measuring fair value in GAAP, and expands disclosure about fair value measurements. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

- Level 1: Quoted market prices in active markets for identical assets or liabilities.
- Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
- Level 3: Unobservable inputs that are not corroborated by market data.

In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to Statement No. 157. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.

NOTE 20 - FAIR VALUE OF FINANCIAL INSTRUMENTS - *continued*

The table below presents the balances of assets measured at fair value on a recurring basis by level within the hierarchy.

	December 31, 2008			
	Total	Level 1	Level 2	Level 3
Securities available-for-sale	$ 13,843,218	$ -	$ 13,843,218	$ -

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The following table presents the assets and liabilities carried on the balance sheet by caption and by level within the Statement No. 157 valuation hierarchy (as described above) as of December 31, 2008 for which a nonrecurring change in fair value has been recorded during the year ended December 31, 2008.

	Carrying Value at December 31, 2008			
	Total	Level 1	Level 2	Level 3
Impaired loans	$ 421,542	$ -	$ 421,542	$ -

NOTE 21 - CONGAREE BANCSHARES, INC. (PARENT COMPANY ONLY)

Presented below are the condensed financial statements for Congaree Bancshares, Inc.

Condensed Balance Sheets

	December 31,	
	2008	2007
Assets:		
Cash	$ 20,372	$ 531,154
Premises and equipment	2,482,288	2,710,101
Due from investors	-	18,440
Investment in banking subsidiary	7,560,439	9,705,878
Total assets	$ 10,063,099	$ 12,965,573
Liabilities and shareholders' equity:		
Other liabilities	$ -	$ 29,785
Total liabilities	-	29,785
Shareholders' equity	10,063,099	12,935,788
Total liabilities and shareholders' equity	$ 10,063,099	$ 12,965,573

NOTE 21 - CONGAREE BANCSHARES, INC. (PARENT COMPANY ONLY) - *continued*

Condensed Statements of Operations

	Years ended December 31, 2008	2007
Income:	$ 37,268	$ 5,950
Expenses:		
Stock based compensation expense	295,038	279,514
Other expenses	264,514	258,406
Income (loss) and equity in undistributed earnings (losses) of banking subsidiary	(522,284)	(531,970)
Equity in undistributed losses of banking subsidiary	(2,780,655)	(2,956,043)
Net loss	$ (3,302,939)	$ (3,488,013)

Condensed Statements of Cash Flows

	Years ended December 31, 2008	2007
Cash flows from operating activities:		
Net loss	$ (3,302,939)	$ (3,488,013)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation expense	63,468	40,923
Equity in undistributed net loss of banking subsidiary	2,780,655	2,956,043
Loss from sale of assets	44,134	-
Decrease (increase) in other assets	18,440	(18,440)
Increase (decrease) in other liabilities	(29,785)	29,788
Stock and warrant compensation expense	295,038	279,514
Net cash used by operating activities	(130,989)	(200,185)
Cash flows from investing activities:		
Purchase of premises and equipment	(376,667)	(913,860)
Sale of premises and equipment	496,874	-
Capital contribution to Bank	(500,000)	-
Net cash used by investing activities	(379,793)	(913,860)
Net increase (decrease) in cash and cash equivalents	(510,782)	(1,114,045)
Cash and cash equivalents, beginning of period	531,154	1,645,199
Cash and cash equivalents, end of period	$ 20,372	$ 531,154

NOTE 22 - SUBSEQUENT EVENTS

Capital Purchase Program - On January 9, 2009, as part of the Capital Purchase Program established by the U.S. Department of the Treasury ("Treasury") under the Emergency Economic Stabilization Act of 2008 (the "EESA"), Congaree Bancshares, Inc. (the "Company" or the "Registrant") entered into a Letter Agreement (including a Side Letter Agreement and the Securities Purchase Agreement - Standard Terms incorporated by reference therein, the "Purchase Agreement") with Treasury dated January 9, 2009, pursuant to which the Company issued and sold to Treasury (i) 3,285 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A, having a liquidation preference of $1,000 per share (the "Series A Preferred Stock"), and (ii) a ten-year warrant to purchase 164 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series B, (the "Series B Preferred Stock"), having a liquidation preference of $1,000 per share, at an initial exercise price of $0.01 per share (the "Warrant"), for an aggregate purchase price of $3,285,000 in cash. The Warrants were immediately exercised.

CORPORATE DATA

ANNUAL MEETING:

The Annual Meeting of Shareholders of Congaree Bancshares, Inc. and Subsidiary, will be held on June 18, 2009 at Holiday Inn - Airport, 500 Chris Drive, West Columbia, South Carolina 29169.

CORPORATE OFFICE:

1219 Knox Abbott Drive
Cayce, South Carolina 29033
Phone 803.794.2265

INDEPENDENT AUDITORS:

Elliott Davis, LLC
1901 Main Street, Suite 1650
Columbia, South Carolina 29202

CORPORATE COUNSEL:

Nelson Mullins Riley & Scarborough, LLP
First Union Plaza, Suite 1400
999 Peachtree Street, NE
Atlanta, Georgia 30309

STOCK INFORMATION:

The Common Stock of Congaree Bancshares, Inc. is not listed on any exchange. Trading and quotations of the common stock have been limited and sporadic. Management is not aware of the prices at which all shares of stock have been traded. The only trades of which the Company is aware were $10.00 per share. As of December 31, 2008, there were 1,838 shareholders of record.

The ability of Congaree Bancshares, Inc. to pay cash dividends is dependent upon receiving cash in the form of dividends from Congaree Bancshares, Inc. However, certain restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends. All of the Bank's dividends to the Company are payable only from the undivided profits of the Bank.

CONGAREE® STATE BANK
Where financial ideas flow.

1201 Knox Abbott Drive
Cayce, SC 29033

2023 Sunset Boulevard
West Columbia, SC 29169